FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



 [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

For the fiscal year ended December 31, 2002

                                       OR


 [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
     [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 1-10689

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LIZ CLAIBORNE, INC.
                                  1441 BROADWAY
                            NEW YORK, NEW YORK 10018

                        FINANCIAL STATEMENTS AND EXHIBITS


FINANCIAL STATEMENTS
--------------------

See Index to Financial Statements and Schedule and the accompanying Financial Statements.

EXHIBITS
--------

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e) Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f) Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g) Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

10(h) Amendment No. 9 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i) Merger Amendment to the Profit-Sharing Plan, the Lucky Brand Employee Retirement Plan and Trust, the Segrets, Inc. 401(k) Profit Sharing Plan and the Savings Plan is incorporated herein by reference from
          Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

10(j) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

10(k) Trust Agreement dated as of July 1, 1994 between the Company and IDS Trust Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

23.1*     Consent of Independent Public Accountants.

99.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2* Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


*Filed herewith.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.







                      THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                      --------------------------------------------------------
                                          (Name of Plan)



                                      By  /s/ Michael Scarpa
                                          --------------------------------------
                                          Michael Scarpa
                                          Member of Administrative Committee

                                          June 27, 2003

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

                                    FORM 11-K

                   For the fiscal year ended December 31, 2002

                                      INDEX
--------------------------------------------------------------------------------




FINANCIAL STATEMENTS:

   Independent Auditors' Report                                                1
   Statements of Net Assets Available for Benefits as of
      December 31, 2002 and 2001                                               2
   Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 2002                                     3
   Notes to Financial Statements                                               4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
      Held (At End of Year) as of December 31, 2002                            9

EXHIBITS:                                                                     13

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
The Liz Claiborne 401(k) Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held (at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York
June 11, 2003

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                2002             2001

INVESTMENTS - At fair value                $  137,468,893   $  141,912,565
                                           --------------   --------------

RECEIVABLES:
  Employer's contributions                      6,255,094        4,768,589
  Participants' contributions                     463,910          457,069
  Dividends and interest                            9,059              769
                                           --------------   --------------

           Total receivables                    6,728,063        5,226,427
                                           --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS          $  144,196,956   $  147,138,992
                                           ==============   ==============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Interest                                           $      202,258
      Dividends                                                 916,477
                                                         --------------

                                                              1,118,735
                                                         --------------

    Contributions:
      Employer                                                9,812,683
      Participants                                           11,566,260
                                                         --------------

                                                             21,378,943
                                                         --------------

           Total additions                                   22,497,678
                                                         --------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                           (10,586,469)
    Net depreciation in fair value of investments           (14,849,195)
    Self-directed brokerage account fees                         (4,050)
                                                         --------------

           Total deductions                                 (25,439,714)
                                                         --------------


NET DECREASE IN PLAN ASSETS                                  (2,942,036)


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         147,138,992
                                                         --------------

  End of year                                            $  144,196,956
                                                         ==============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended, was adopted by Liz Claiborne, Inc. (the "Company") effective April 1, 2000. The Plan has since been amended and restated effective January 1, 2002. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility
     provisions  of  the  Employee   Retirement  Income  Security  Act  of  1974
     ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements (the "Employees") become eligible to make elective deferrals upon attainment of age 21 and, for full-time employees, completion of six months of service and for part-time employees, completion of one-year of Eligibility Service. Effective January 1, 2002, full-time employees are eligible to receive an employer-matching contribution upon completion of six months of service and part-time employees are eligible to receive such contributions after completion of one-year of Eligibility Service. Full-time and part-time employees are eligible to receive a profit-sharing contribution after completion of one year of Eligibility Service. The Plan's entry date is the first day of the month coincident with or next following satisfaction of the eligibility criteria.

     Effective  April 1, 2000,  there is an automatic  enrollment into the Plan.
     Employees who meet the eligibility conditions of the Plan, and are not currently participating in the Plan, will be automatically enrolled for a 3% Tax-Saver contribution. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

     Contributions - Participants may contribute amounts ranging from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "IRC"). The Company makes a contribution matching an amount equal to 50% of each participant's contributions up to 6% of the participant's compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Profit sharing contributions for 2002 were 3.5% of participants' eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants.

     Participant Accounts - Each participant's account is credited with the participant's and Company's contribution as well as an allocation of the Plan's earnings. The allocation is based on participants' account balances, as defined in the Plan document.

     Vesting - Participants' elective deferrals are immediately vested. Participants become vested in their Company matching and profit sharing contributions accounts based on their number of years of service with the Company. The vesting schedule is as follows:

     All participant matching contributions and the profit sharing contributions for participants hired prior to January 1, 1997:

     Years of Service                                                     Vested
     with the Company                                                 Percentage

     Less than 2                                                              0%
     2                                                                       20
     3                                                                       40
     4                                                                       60
     5                                                                       80
     6 or more                                                              100

     The profit sharing contributions for participants hired on or after January 1, 1997:

     Years of Service with the Company                                Percentage

     Less than 5                                                              0%
     5                                                                      100

     Participants'   interest   in  their   accounts   are  fully   vested   and
     nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

     Investment Options - During 2002, participants were able to direct employee deferrals and Company contributions into any of 16 investment options, including the Company stock fund, in no less than 5% increments. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4). A portion of the fund's assets is invested in the American Express Trust Money Market account.

     The Company also offers a self-directed brokerage account which allows participants to invest in other mutual funds. Initially a $3,000 minimum deposit is required to open an account, which must be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the self-directed account and direct withdrawals and loans are prohibited.

     Participant Loans - Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. In 2002, the rates ranged between 5.25% and 10.5%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

     Effective April 1, 2000, loans were limited to one outstanding at any time. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

     Payment of Benefits - Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll the balance to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $5,000, a distribution will be processed as soon as practicable after the participant's termination of employment, or (ii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or monthly, quarterly, semiannual or annual installments for a period not to exceed the participant's life or the lives of the participant and his/her beneficiary.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. For hardship withdrawals taken prior to January 1, 2002, a 12-month suspension from contributing to the Plan is required. For hardship withdrawals taken after January 1, 2002, a 6-month suspension is required.

     Forfeited Accounts - At December 31, 2002, forfeited nonvested account balances totaled $575,587. These accounts will be used to reduce future Company contributions. Also, in 2002, employer contributions were reduced by $670,346 for 2001 forfeitures.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition - The Plan's investments are stated at market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan's financial statements. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

     Payment of Benefits - Benefit payments are recorded when paid.

     Administrative Costs - The Company pays all administrative expenses incurred by the Plan as provided in the Plan document. Participants invested in the Self-Directed Brokerage Account pay all transaction fees to enter and exit certain mutual funds.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for plan benefits and changes therein.

3.   INVESTMENTS

     The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2002 and 2001 was as follows:
                                                     2002               2001

     American Express Trust Income II            $29,491,471        $24,122,972
     American Express Horizon Medium-Term         22,619,666            998,223
     American Express Trust Equity Index I        20,003,017         27,220,284
     AXP Selective Fund                           14,507,340         10,315,230
     AXP Mutual                                            -         25,930,435
     AXP New Dimensions                           14,236,481         18,188,757
     Liz Claiborne, Inc. Common Stock             13,399,695         10,080,693

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,849,195 as follows:

     Net (depreciation) appreciation in market value:
        Common collective trusts                                   $ (6,787,761)
        Mutual funds                                                 (9,625,911)
        Self-directed brokerage account                                (671,075)
        Liz Claiborne, Inc. Common Stock                              2,235,552
                                                                   -------------
                                                                   $(14,849,195)
                                                                   =============

4.   RELATED PARTY TRANSACTIONS

     The members of the Plan's Administrative Committee currently serve in the following respective Company positions: Chairman of the Board and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Vice President, Treasury and Investor Relations and Treasurer; and Vice President, Cash and Risk Management.

     The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.'s Common Stock transactions qualify as party-in-interest transactions.

     Certain plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     On December 19, 2001, the Company declared a two-for-one stock split in the form of stock dividend payable on January 16, 2002 to stockholders of record on December 31, 2001. All share price data, including historical data, has been adjusted to reflect the stock split. At December 31, 2002 and 2001, the Plan held 451,929 and 405,154 (adjusted for the two-for-one stock split) shares, respectively, of common stock of Liz Claiborne, Inc. the sponsoring employer, with a cost basis of $9,290,067 and $7,329,847, respectively. During the year ended December 31, 2002, the Plan recorded dividend income of $102,423 from the common stock of Liz Claiborne, Inc.

5.   PLAN TERMINATION

     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated June 13, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   SUBSEQUENT EVENTS

     Effective January 1, 2003, the maximum participant contribution increased from 15% to 50% of eligible pay. Associates who reach 50 years of age by December 31, 2003, will be allowed by the Plan to make additional pre-tax contributions called "catch-up contributions" to their 401(k) accounts. Catch-up contributions are employee pre-tax contributions that exceed either: (1) the annual IRS limit on employee pre-tax contributions, $12,000 in 2003; or (2) the Plan imposed limit of a maximum 50% contribution for "Non-highly Compensated Employees" (NHCE's); or 8% for "Highly Compensated Employees" (HCE's).

     Effective February 1, 2003, the Ellen Tracy Inc. Profit Sharing Plan and the Ellen Tracy Inc. 401(k) Savings Plan were merged into the Plan. The merger resulted from the Company's acquisition of Ellen Tracy, Inc. The merger resulted in the transfer of $13,148,927 of net assets into the Plan.

                                     ******

                                                                 Plan#: 002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2002
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                      Investment                 Number of             Current
              Lessor, or Similar Party                        Description                  Shares               Value

* American Express Trust Income II                   Common/Collective/Trust                 1,285,087          $29,491,471
* AET Horizon Short Term                             Common/Collective/Trust                    12,230              215,350
* AET Horizon Medium Term                            Common/Collective/Trust                 1,131,040           22,619,666
* AET Horizon Long Term                              Common/Collective/Trust                    21,240              398,342
* American Express Trust Equity Index I              Common/Collective/Trust                   762,107           20,003,017
* AXP Selective Fund                                 Mutual Fund                             1,677,380           14,507,340
* AXP New Dimensions                                 Mutual Fund                               738,790           14,236,481
  Alliance Growth & Income Fund                      Mutual Fund                               129,042              336,799
  American Century Income & Growth                   Mutual Fund                                92,764            2,014,831
  American Century Value                             Mutual Fund                                82,218              489,195
  Franklin Small - Mid Cap Growth                    Mutual Fund                               176,349            3,870,861
  Invesco Dynamics                                   Mutual Fund                               254,815            2,716,328
  Royce Low-Priced Stock Fund                        Mutual Fund                                90,410              881,499
  Janus Worldwide                                    Mutual Fund                               124,732            4,007,630
  Templeton Foreign                                  Mutual Fund                               260,694            2,166,371
                                                                                                               ------------

                                                                                                                117,955,181
                                                                                                               ------------
Liz Claiborne Company Stock
* Liz Claiborne, Inc. Common Stock                   Common Stock                              451,929           13,399,695
* American Express Trust Money Market                Money Market                              596,793              596,793
                                                                                                               ------------
                                                                                                                 13,996,488
                                                                                                               ------------
Self Directed Brokerage Account
CS Japan Growth FD                                   Mutual Fund                                 4,253               15,992
Dreyfus Growth & Value FDS INC
  Mid Cap Value FD                                   Mutual Fund                                   198                3,467
Dreyfus Emerging Leaders                             Mutual Fund                                   615               17,072
Excelsior FDS INC Value & Restructuring FD           Mutual Fund                                   270                6,595
Firsthand Fund                                       Mutual Fund                                   521                9,425
Gabelli Gold FD INC COM                              Mutual Fund                                   272                3,340
Invesco Leisure Fund                                 Mutual Fund                                   213                6,778
Oak Associate - Red Oak Technology Select            Mutual Fund                                 3,600               15,443
Pimco FDS PAC INVT
  MGMT SER Total Return FD CL D)                     Mutual Fund                                 1,968               21,000
Cash Reserve Fund                                    Mutual Fund                               536,650              536,650
Rydex Service Technology                             Mutual Fund                                 4,902               35,244

                                                                                                               (Continued)

                                                                Plan#:  002
                                                                EIN:  13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                Identity of Issuer, Borrower,                    Investment           Number of            Current
                   Lessor, or Similar Party                     Description            Shares               Value

Rydex Service Biotechnology                                   Mutual Fund                 2,250  $            30,355
Strong Growth                                                 Mutual Fund                   470                6,205
Strong Equity FDS INC Mid Cap Growth FD                       Mutual Fund                    84                  732
Strong Conservative Short Term                                Mutual Fund                   569                9,017
Strong Conservative Equity - Blue Chip 100                    Mutual Fund                 1,352               11,657
Tweedy Browne Global Value                                    Mutual Fund                 3,382               53,469
Van Wagoner Mid Cap                                           Mutual Fund                   182                  622
Van Wagoner Post Venture                                      Mutual Fund                   476                1,560
Van Wagoner Technology                                        Mutual Fund                   112                  611
Dreyfus INV Grade BD FDS INC Inter Term                       Mutual Fund                 2,855               36,550
Dreyfus DISC Stock                                            Mutual Fund                   614               15,047
Invesco Sector Funds-Health Services                          Mutual Fund                   257                9,722
Invesco Sector Funds-Financial Services                       Mutual Fund                 1,728               39,701
Janus Investment-Fixed                                        Mutual Fund                 5,972              139,386
Janus INVT FD SPL Situations                                  Mutual Fund                   172                1,812
Janus INVT Fund                                               Mutual Fund                   677                6,069
Rowe T Price GNMA FD SH BEN INT                               Mutual Fund                 5,081               50,254
Strong Opportunity                                            Mutual Fund                    48                1,388
Oak Associate-Pin Oak Aggressive Stock Portfolio              Mutual Fund                 1,241               14,759
RS INVT TR Information Age FD                                 Mutual Fund                   650                4,908
Strong Large Cap Growth                                       Mutual Fund                   182                3,008
Accessor Small to Mid Cap                                     Mutual Fund                   732               10,699
American Century Quantitative Equity
  FDS Global Gold FD INV CL                                   Mutual Fund                   351                3,206
American Century Equity Inc.                                  Mutual Fund                 2,764               18,049
American Century Ultra Fund                                   Mutual Fund                 2,004               42,457
Ariel Growth FD                                               Mutual Fund                   409               14,426
Artisan Mid Cap FD INV SHS                                    Mutual Fund                 1,175               22,982
Babson Value FD Inc.                                          Mutual Fund                   415               14,622
Berger Growth FD INC COM                                      Mutual Fund                   573                2,848
Berger INVT Portfolio TR Small CO
  Growth FD INV SHS                                           Mutual Fund                   816                1,322
Bjurman FDS Micro-Cap FD CLD                                  Mutual Fund                   244                4,949
Brandywine Fund                                               Mutual Fund                   343                6,264
Buffalo Small Cap FD INC COM                                  Mutual Fund                 4,625               68,448
Dreyfus Growth & Income FD INC COM                            Mutual Fund                   420                4,845
Dreyfus GNMA Fund                                             Mutual Fund                 1,043               15,805
Gabelli Asset Fund - SH BEN                                   Mutual Fund                 5,658              159,828
The Gabelli Growth Fund                                       Mutual Fund                   378                7,176

                                                                                                           (Continued)

                                                                  Plan#:  002
                                                                  EIN:13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                   Identity of Issuer, Borrower,                      Investment        Number of         Current
                      Lessor, or Similar Party                        Description        Shares            Value

Harris Assoc INVT TR  Oakmark FD CL                                 Mutual Fund               537         $   16,153
Oakmark Equity and Income I                                         Mutual Fund             3,118             56,087
Invesco Growth FD                                                   Mutual Fund             1,288              1,971
Invesco Dynamics                                                    Mutual Fund               382              4,069
Invesco Energy Funds                                                Mutual Fund               426              7,083
Invesco Technology Funds                                            Mutual Fund               517              8,888
Invesco Telecommunications FD INV CL                                Mutual Fund               946              7,709
Invesco Bond Fund-High Yield                                        Mutual Fund             8,786             28,817
Janus Fund                                                          Mutual Fund             2,542             45,307
Janus Twenty                                                        Mutual Fund             2,549             73,955
Janus FLEX INC FD                                                   Mutual Fund               730              7,031
Janus Strategic Value Fund                                          Mutual Fund               986              6,963
Janus Global Technology Fund                                        Mutual Fund             1,789             12,828
Janus Global Life Science Fund                                      Mutual Fund            14,785            181,556
Janus Investment Equity                                             Mutual Fund             3,276             47,921
Janus Olympus Fund                                                  Mutual Fund             3,385             67,708
Janus Enterprise Fund                                               Mutual Fund             1,467             33,657
Janus Mercury Fund                                                  Mutual Fund             5,757             84,977
Janus Balanced Fund                                                 Mutual Fund               291              5,201
Merger FD SH BEN INT                                                Mutual Fund               136              1,869
Meridian FD INC Value FD                                            Mutual Fund             2,502             70,270
Mosaic Focus FD TR                                                  Mutual Fund               155              2,396
Oak Associate - White Oak Growth Stock Portfolio                    Mutual Fund             1,397             32,224
Olstein FDS FINL Alert FD Adviser CL                                Mutual Fund               703              8,690
PBHG Growth                                                         Mutual Fund               398              5,637
PBHG Large Cap Growth                                               Mutual Fund               363              5,380
PBHG Select Equity                                                  Mutual Fund             1,221             19,670
PBH TECH & Communications                                           Mutual Fund             1,198              8,935
PBHG Mid Cap Value FD                                               Mutual Fund             2,799             35,741
PBHG Large Cap Value Fund                                           Mutual Fund               477              4,850
PBHG Large Cap 20 FD                                                Mutual Fund               559              6,244
Pimco FDS Innovation FD CL D                                        Mutual Fund                 8                 83
RCM Biotechnology FD                                                Mutual Fund               999             16,438
Profunds Ultrashort OTC Profund INV Cl                              Mutual Fund             1,162             65,387
Profunds Ultraotc Profund INVS CL                                   Mutual Fund               422              4,549
Profunds Ultrabear Profund INVS CL                                  Mutual Fund                65              2,725
RS INVT TR Micro Cap Growth FD                                      Mutual Fund             1,104             14,117
T. Rowe Price Capital Appreciation Fund                             Mutual Fund             1,064             15,126

                                                                                                          (Continued)

                                                                  Plan#:  002
                                                                  EIN:13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                   Identity of Issuer, Borrower,                      Investment        Number of          Current
                      Lessor, or Similar Party                        Description        Shares             Value

  Strong Growth 20                                                  Mutual Fund                67      $         678
  Strong Conservative Equity                                        Mutual Fund               184              2,176
  TIAA-CREF MUT FD BD Plus Fund                                     Mutual Fund             4,834             50,857
  Thompson Plumb Funds FDS Inc. Growth Fund                         Mutual Fund               239              8,355
  Vanguard Specialized Portfolios UTILS INC FD                      Mutual Fund               784              6,891
  Vanguard Fixed Income SECS                                        Mutual Fund             4,664             50,140
  Wasatch Advisors FDS Core Growth FD                               Mutual Fund             1,320             35,213
  Weitz Partner's Value Fund                                        Mutual Fund               369              6,335
  Weitz SER FD INC Value Portfolio                                  Mutual Fund               184             19,382
  Wexford TR Muhlemkamp FD                                          Mutual Fund               492             21,102
* American Express Global Growth Fund                               Mutual Fund             1,456              5,723
  American Century International Growth                             Mutual Fund               641              4,089
  Artisan INTN'L Investors Shares                                   Mutual Fund             3,504             51,818
  Janus Worldwide                                                   Mutual Fund             1,453             46,690
  Janus Overseas                                                    Mutual Fund               247              3,775
  Longleaf Partners FDS TR                                          Mutual Fund               780              7,772
  RS Emerging Growth                                                Mutual Fund               384              7,352
  Scudder International                                             Mutual Fund               815             14,686
                                                                                                       -------------

  Total self-directed investments                                                                          2,867,010
                                                                                                       -------------

                                                                                                         134,818,679
  Loans to Participants, at interest rates ranging from
  5.25% to 10.5% and maturity dates to January 15, 2008                                                    2,650,214
                                                                                                       -------------

  Total investments, at fair value                                                                     $ 137,468,893
                                                                                                       =============

                                                                                                         (Concluded)

* Represents a party-in-interest to the Plan

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number    Description
-----     -----------
10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d) Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e) Amendment No. 6 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f) Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g) Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998.

10(h) Amendment No. 9 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999.

10(i) Merger Amendment to the Profit-Sharing Plan, the Lucky Brand Employee Retirement Plan and Trust, the Segrets, Inc. 401(k) Profit Sharing Plan and the Savings Plan is incorporated herein by reference from
          Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000.

10(j) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

10(k) Trust Agreement dated as of July 1, 1994 between the Company and IDS Trust Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

23.1*     Consent of Independent Public Accountants.

99.1* Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2* Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


*Filed herewith.